EXHIBIT 12.01

Lehman Brothers Holdings E-Capital Trust I

Lehman Brothers Holdings E-Capital LLC I

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Six Months Ended June 30, 2007		Year Ended December 31, 2006		Period from August 19, 2005 (Inception) to December 31, 2005
	Lehman Brothers Holdings E-Capital Trust I	Lehman Brothers Holdings E-Capital LLC I	Lehman Brothers Holdings E-Capital Trust I	Lehman Brothers Holdings E-Capital LLC I	Lehman Brothers Holdings E-Capital Trust	Lehman Brothers Holdings E-Capital LLC I
In thousands
Earnings	$—	$402	$—	$790	$—	$233
Add:
Fixed charges	9,670	9,268	18,502	17,712	5,588	5,355
Pre-tax earnings before fixed charges	9,670	9,670	18,502	18,502	5,588	5,588
Fixed charges	$9,670	$9,268	$18,502	$17,712	$5,588	$5,355
Ratio of earnings to fixed charges	1.00	1.04	1.00	1.04	1.00	1.04